

02007494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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MAR 1 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40335

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Carr Futures Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South Wacker Drive
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary D. Dunne (312) 762-1000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Persons who to respond to the collection of information contained in this form are not

OATH OR AFFIRMATION

I, Thomas J. Anderson, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Carr Futures Inc., as of December 31, 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

27th day of February 2002

Nancy J. Simenson
Notary Public


SEAL
SIMENSON
NOTARY
STATE OF ILLINOIS
Expires 3-28-2006

Signature
Thomas J. Anderson
Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Carr Futures Inc.
Table of Contents
December 31, 2001


AM&G
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Carr Futures Inc.

We have audited the accompanying statement of financial condition of Carr Futures Inc. as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Carr Futures Inc. as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 15, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Carr Futures Inc.
Statement of Financial Condition (In Thousands of Dollars)
December 31, 2001

Assets

Cash and cash equivalents	$ 161,680
Margin and security deposits with exchanges and clearing organizations	
Cash	335,980
U.S. Government obligations	53,237
Stock in clearing organizations (market value $5,713)	5,382
Receivable from	
Brokers and dealers	273,706
Customers	228,271
Exchanges and clearing organizations	11,124
Securities owned	
Securities purchased under agreements to resell	1,345,423
Other short-term investments	390,722
Memberships and stock in exchanges, at cost (market value $23,903)	21,085
Fixed assets and computer software, net	15,883
Other assets	38,039
Total assets	$ 2,880,532

Liabilities and Stockholder's Equity

Liabilities	
Short-term borrowings	$ 38,000
Payable to	
Customers	2,353,480
Brokers and dealers	53,830
Exchanges and clearing organizations	39,447
Accounts payable and accrued liabilities	62,369
Total	2,547,126
Liabilities subordinated to claims of general creditors	251,000
Stockholder's equity	82,406
Total liabilities and stockholder's equity	$ 2,880,532

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Carr Futures Inc. (the "Company") is a registered futures commission merchant and broker-dealer. The Company executes and clears futures, forwards, options, and securities transactions primarily for European and North American institutional customers and entities affiliated through common ownership. The Company is a clearing member of principal commodity exchanges in the United States and the United Kingdom. The Company is a wholly owned subsidiary of Indosuez North America Holdings, Inc. (the "Parent"), which is a wholly owned subsidiary of Crédit Agricole Indosuez, a French banking concern. Crédit Agricole Indosuez is a wholly owned subsidiary of Caisse Nationale de Crédit Agricole, also a French banking concern.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—The Company defines cash equivalents as all highly liquid investments purchased with a maturity of three months or less.

Income Recognition—Customers' commodities transactions and related commission income and expense are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commission income and expense recorded on a trade date basis.

Securities Transactions—Securities transactions are recorded on trade date and consist of short-term commercial paper and U.S. Government obligations. These securities are carried at market value with the resulting gains and losses reflected in income.

Resale Agreements—Securities purchased under agreements to resell are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral as appropriate.

Securities Borrowed—Securities borrowed transactions require the Company to deposit cash or other collateral with the lender and are generally reported as collateralized financings. The Company monitors the market value of stocks borrowed on a daily basis with additional collateral refunded as necessary.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or the lease term.

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

Computer Software—The Company capitalizes costs associated with software developed for internal use. Capitalization begins when both the preliminary project stage is completed and management authorizes further funding of the project. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll and payroll-related costs for employees directly associated with, and who devoted time to, the development of the internal-use software. Capitalization of such costs ceases when the project is complete and ready for its intended purpose. Software is amortized on a straight-line basis over four years.

Goodwill—Goodwill, which is included in other assets, is being amortized on a straight-line basis over five years.

Income Taxes—The taxable income of the Company is included in the consolidated U.S. income tax return filed by the Parent. Pursuant to a tax sharing agreement, the Company computes a provision or benefit for income taxes, and the resulting payable to or receivable from the Parent, as though the Company files a separate return.

The Company's United Kingdom operations are subject to income taxes in the United States and the United Kingdom. Pursuant to the tax sharing agreement with the Parent, the Company receives a tax credit for any foreign taxes paid to the extent the Company would have received a credit on a separate U.S. income tax return.

Deferred income taxes are recorded to reflect the effects of differences in the recognition of income and expense for financial reporting and tax reporting purposes.

Translation of Foreign Currencies—Assets and liabilities denominated in foreign currencies are translated at year end exchange rates. Revenue and expense items are translated at the exchange rate on the date of the respective transaction.

Note 2 Assets Segregated or Held in Separate Accounts

At December 31, 2001, included in the statement of financial condition are assets segregated or held in separate accounts under the Commodity Exchange Act, federal or other applicable regulations as follows:

Cash and cash equivalents	$ 138,020,000
Margin and security deposits with exchanges and clearing organizations	247,640,000
Receivable from	
Brokers and dealers	82,314,000
Exchanges and clearing organizations	10,210,000
Securities owned	
Securities purchased under agreements to resell	1,221,162,000
Other short-term investments	390,722,000
Total	$ 2,090,068,000

Note 2 Assets Segregated or Held in Separate Accounts, *Continued*

Assets are also segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2001, cash of $74,000 and securities purchased under agreements to resell of $41,808,000 were segregated under this rule.

In addition, assets are segregated in a separate bank account under proprietary accounts of introducing brokers' agreements. At December 31, 2001, $5,873,000 was required to be deposited, and cash of $74,000 and securities purchased under agreements to resell of $12,400,000 were on deposit.

Note 3 Securities Borrowed

Securities borrowed of $80,226,000 at December 31, 2001 are included in receivable from brokers and dealers.

Note 4 Receivable from and Payable to Customers

Balances receivable from and payable to customers arise primarily in connection with commodities and securities transactions and include gains and losses on open commodity trades. Securities, primarily U.S. Government obligations, owned by customers and held by the Company as collateral or as margin and the market value of option positions owned by customers are not reflected in the statement of financial condition. A portion of these securities has been deposited as margin with exchange clearing organizations. At December 31, 2001, the fair market value of customer securities held was $2,223,000,000, of which $1,601,000,000 was deposited as margin with exchange clearing organizations and brokers and dealers.

Note 5 Securities Purchased Under Agreements to Resell

Securities purchased from banks under agreements to resell represent the simultaneous purchase and resale of U.S. Government obligations with either same day settlement on the purchase and next day settlement on the resale or same day settlement on the purchase and a defined short-term settlement on the resale. At December 31, 2001, the fair value of collateral obtained under these agreements was $1,349,420,000, of which $371,536,000 was deposited as margin with exchange clearing organizations.

Note 6 Fixed Assets and Computer Software

Fixed assets and computer software at December 31, 2001 consist of:

Furniture, equipment and leasehold improvements	$ 18,409,000
Computer software	10,284,000
Accumulated depreciation and amortization	(12,810,000)
Net	$ 15,883,000

Note 7 Short-Term Borrowings

Short-term borrowings represent amounts due January 2, 2002 to an entity affiliated through common ownership.

Note 8 Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors at December 31, 2001 are borrowings from the Parent pursuant to the following subordinated loan agreements with interest at varying rates, approximately 5 percent at December 31, 2001:

November 30, 2002	$ 81,000,000
August 31, 2005	90,000,000
November 30, 2005	80,000,000
Total	$ 251,000,000

Interest payable on subordinated liabilities at December 31, 2001 was $1,192,000.

The subordinated borrowings are available in computing net capital under minimum capital requirements. Furthermore, the $170,000,000 of subordinated notes due in 2005 are considered equity capital, as such term is defined for regulatory purposes. To the extent that subordinated borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (see Note 15).

Note 9 Net Loss from Terrorist Attacks on the World Trade Center

The Company's New York office, located in the World Trade Center, was destroyed and 68 of the Company's employees perished as a result of the terrorist attacks on September 11, 2001 (the "September 11th Events"). The Company has applied the Financial Accounting Standards Board's Emerging Issues Task Force Issue 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11, 2001," in accounting for the September 11th Events. Immediately after September 11th, displaced employees began working from the Company's disaster recovery facility and subsequently moved into office space leased from the Parent.

For the year ended December 31, 2001, the Company has recorded estimated losses and costs related to the Sepember 11 Events, which include human resource costs, compensation for trading fails and errors, and costs of lost data, fixed assets, and the recovery facility. The Company has also recorded estimated insurance recoveries related to the September 11 Events, which are subject to resolution with the insurance carriers. The Company intends to submit claims to its insurers for recoveries of losses and costs, as well as for business interruption, as more information becomes available. At December 31, 2001, other assets includes $6,700,000 for the estimated insurance recovery and accounts payable and accrued expenses include $1,890,000 for unpaid costs. These estimates could change by a material amount in the near term.

Note 10 Income Taxes

Accounts payable and accrued expenses at December 31, 2001 includes $5,122,000 under the tax sharing agreement with the Parent.

As of December 31, 2001, other assets includes a deferred tax asset of approximately $2,600,000, arising from temporary differences between financial and income tax reporting, primarily goodwill amortization and valuation allowances.

Note 11 Commitments

The Company leases office space under noncancelable operating lease agreements that expire at various dates through 2011. At December 31, 2001, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

2002	$ 1,193,000
2003	1,226,000
2004	883,000
2005	774,000
2006	776,000
Thereafter	3,195,000
Total	$ 8,047,000

The Company occupies office space provided by its Parent on a month-to-month basis and is currently negotiating a long-term lease agreement.

Note 12 Related-Party Transactions

A portion of the Company's revenue is generated from clearing transactions for customers of affiliated entities. In conjunction with these transactions, the following related party amount is included in the accompanying financial statements: payable to customers - $68,097,000.

As part of futures trading for customer accounts, the Company executes and clears transactions through affiliated futures clearing brokers. In conjunction with these transactions, the following related party amount is included in the accompanying financial statements: receivable from other brokers - $69,352,000.

The Company is a clearing broker for offshore commodity funds for which an affiliated entity provides certain management and administrative services. In addition, the Company earned interest on fund balances held. At December 31, 2001, payable to customers includes $7,731,000 arising from these activities.

Note 12 Related-Party Transactions, *Continued*

The Company provides various other services to affiliated entities. At December 31, 2001, other assets includes receivables from affiliates of $5,314,000.

At December 31, 2001, the Company has $107,446,000 of cash and cash equivalents on deposit with affiliated financial institutions.

Note 13 Pension and Retirement Savings Plans

The Company participates in defined contribution and discretionary pension and retirement savings plans covering eligible employees, as defined. These plans provide for Company contributions based on the employees' salaries or a match of employee contributions.

Note 14 Financial Instruments

Accounting Policies

Substantially all of the Company's assets and liabilities are considered financial instruments and are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments. Gains and losses from exchange-traded derivatives are computed based on quoted market prices. Gains and losses from over-the-counter derivative financial instruments, principally forwards, are computed using prices that are intended to approximate the market value of the contracts. Unrealized gains and losses arising from futures and options transactions are recorded as receivables from and payables to customers and broker-dealers or clearing organizations, as applicable. Unrealized gains and losses arising from forwards transactions are netted by counterparty and are recorded as receivables from and payables to customers and dealers, as appropriate.

Financial Instruments with Off-Balance-Sheet Risk

Customer Activities—In the normal course of business, the Company executes and clears futures and options contracts and securities transactions for the accounts of its customers, primarily institutional investors and professional money managers. Certain transactions are introduced to other clearing brokers. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirement established by each of the exchanges at which contracts are traded. Risk arising from customer positions in over-the-counter products are managed based on margin requirements equivalent to exchange margins. Margin is a good faith deposit from the customer that reduces risk to the Company of failure by the customer to fulfill obligations under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed. As a result of market variations, the Company may satisfy margin requirements by liquidating certain customer positions. Management believes that the margin deposits held at December 31, 2001, were adequate to minimize the risk of material loss that could be created by positions held at that time.

Note 14 Financial Instruments, *Continued*

Financial Instruments Used for Trading Purposes—The use of derivative financial instruments for trading purposes is limited to facilitating customer trading activities. The market risk of these activities is controlled by simultaneously entering into and holding offsetting purchase and sell positions. The Company's exposure to credit risk associated with these transactions is based on the creditworthiness of the counterparties, which are primarily financial institutions. These activities may expose the Company to risk from counterparties that may fail to satisfy their obligations, requiring the Company to purchase or sell financial instruments at prevailing market prices. The Company in certain cases has entered into master netting agreements that allow for net settlement of offsetting transactions with counterparties.

Financial Instruments Used for Purposes Other Than Trading—Due to the global nature of the Company's operations, the Company is exposed to exchange rate fluctuations. The Company maintains offices in foreign countries that have revenue, expenses, assets, liabilities and commitments denominated in foreign currencies. Also, the Company's U.S. based activities generate non-U.S. dollar transactions in providing services to customers. In addition, the Company will, on occasion, maintain foreign currency balances to facilitate the cross-currency margining requirements of its customers. As exchange rates fluctuate, the translation or offsetting of the Company's foreign currency balances will result in gains or losses.

As a matter of policy, the Company does not enter into proprietary, speculative currency transactions. However, from time to time, the Company enters into forward exchange contracts to hedge against exposures created by certain assets or liabilities denominated in foreign currencies. Open contracts are terminated once these assets or liabilities are sold or otherwise disposed of. Gains and losses on these contracts are recognized as adjustments to the currency translation gains or losses on disposition of the related assets or liabilities.

Concentration of Credit Risk—The Company enters into various transactions with brokers and dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each counterparty with which it conducts business.

Note 15 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain "net capital" equal to the greater of $250,000 or two percent of "aggregate debit items," as these terms are defined. The Company is also a futures commission merchant subject to the Commodity Futures Trading Commission Net Capital Requirements (Regulation 1.17) and is required to maintain "net capital," as defined, of $250,000 or four percent of "funds required to be segregated" arising from customer transactions, whichever is greater. Net capital changes from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of approximately $199,941,000 and $92,846,000, respectively. The Company's net capital calculation at December 31, 2001 was made consistent with prior periods. The Company's net capital includes as allowable assets required margin and other deposits held at foreign affiliated brokers. This treatment of required margin and other deposits as allowable assets, aggregating $69,352,000 at December 31, 2001, is currently under review by the SEC staff. The Company is also subject to capital requirements of various other regulatory bodies. At December 31, 2001, the Company was in compliance with these capital requirements.

Carr Futures Inc.

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants